Exhibit (n)(3)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 11, 2011 with respect to the consolidated financial statements and financial highlights and Schedule 12-14 of Main Street Capital Corporation as of and for the year ended December 31, 2010 which are contained in the Prospectus Supplement contained in this Registration Statement. We consent to the use of the aforementioned reports in the Prospectus Supplement contained in this Registration Statement, and to the use of our name as it appears under the captions “Selected Financial Data” and “Independent Registered Public Accounting Firm”.

/s/ GRANT THORNTON LLP

Houston, Texas
March 22, 2011